Mail Stop 3651

November 3, 2006

George R. Chapdelaine
CEO, President and Director
Boston Restaurant Associates, Inc.
Stonehill Corporate Center
999 Broadway, Suite 400
Saugus, MA 01906

RE: **Boston Restaurant Associates, Inc.**
        Amendment no. 3 to Schedule 14A filed on October 31, 2006
        File No. 001-13320

Dear Mr. Chapdelaine:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

Special Factors, page 12
Reasons for the Special Committee's Determination of Fairness of the Merger and Recommended Approval of the Merger, page 16

1. We note your response to prior comment 2 of our letter dated October 20, 2006 and reissue in part. Your revised disclosure on pages 17 and 19 appear to be inconsistent. On page 17 you that the special committee believes the financial analysis of BB&T

Capital Markets constituted an assessment of your going concern value, however, your revised disclosure on page 19 does not specifically disclose whether your board considered going concern value. If you believe the fairness opinion is your assessment of your going concern, please revise to state the reasons why and specifically, why no premium to unaffiliated shareholders would be fair. If you did not specifically consider going concern value, please state and disclose the reasons why. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A.

Determination of the Fairness of the Merger by the Parent, Newco, the potential Contributing Stockholders, Dolphin Offshore and Peter Salas, page 20

2. We note your response to prior comment 4. Please revise this section to specifically disclose the information provided in your response, that is that the Dolphin parties did not make a going concern valuation and disclose the reasons why. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A.

Closing

Please amend the Schedule 13E-3 and preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Rolaine Bancroft at (202) 551-3313 with any questions or you may reach me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions

cc: Samuel P. Williams, Esq.
       Brown Rudnick
       via facsimile: (617)856-8201